UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

DIT VENTURES, INC.

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(Exact Name of Small Business Issuer in Its Charter)

MICHIGAN

(State or other jurisdiction of incorporation or organization)

95-4804180

(I.R.S. Employer Identification No.)

9420 Telstar Avenue, Suite 211, El Monte, California 91731

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(Address of Principal Executive Offices) (Zip Code)

(626) 279-2689

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Issuer's Telephone Number, Including Area Code

Approximate date of commencement of proposed sale to the public: February 18, 2001

Securities registered under Section 12(b) of the Exchange Act: Common

Securities registered under Section 12(g) of the Exchange Act: None

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. . . . . . Item 4. Security Ownership of Certain Beneficial Owners and Management . . 20

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PART I

Item 1. Description of Business

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Overview

DIT Ventures, Inc. ("DIT") is an Internet-based provider of financial and e-business solutions for the Chinese communities of the United States and Canada. To this end, DIT has developed and launched two Web sites, Quote888.com and Mybiz888.com.

Quote888.com, launched in November 2000, is a Chinese-language (traditional Chinese only) finance portal offering stock quotes, financial data, news and commentary, portfolio tools, message boards and investment simulation games. Revenues will be generated from subscription-based services, advertising sales, software licensing and Web-hosting services and transaction fees.

Mybiz888.com, launched in September 2000, is a Chinese-language (traditional Chinese only) provider of services, tools and technology designed to aid small to medium-sized businesses in the development and operation of their Web sites. Revenues will be generated from subscription-based services, advertising sales, Web hosting services, Web development and maintenance services and transaction fees.

DIT's target audience consists of the Chinese population within the United States and Canada. According to a Cheskin Research report released in October 2000 in conjunction with Chinadotcom Corporation, the Chinese population in the United States numbers three million, with 70% connected to the Internet. Greater e-China Insights, Online Behavior and Attitudes in Greater China, page 6, October 2000. Canada's Census Bureau estimates that more than 900,000 people of Chinese origin live in Canada. Canada Census Report, 1996.

Corporate History

DIT Ventures, Inc. ("DIT", the "Company" or "Issuer") was originally incorporated in the State of Michigan on February 25, 1981 under the name Clarks Fork Oil Company, Inc. Its original purpose encompassed the exploration for oil and gas. On June 3, 1988, the Company changed its name to Clarks Fork Oil & Gas, Inc. On March 21, 1994, the Company again changed its name to Paramount Casino Corporation ("Paramount") and amended its business plan to allow the Company to enter the worldwide gaming industry. However, the Company was essentially inactive until 2000. Pursuant to an Agreement and Plan of Merger executed on September 28, 2000 and made effective as of October 15, 2000, the Company acquired all the shares of DIT Ventures, Inc., a Nevada corporation ("DIT Nevada"), and amended its Articles of Incorporation to change its name to DIT Ventures, Inc. As of October 15, 2000, DIT Nevada was merged out of existence. The now former officers of DIT Nevada operate the active business of the Company and the now former directors of DIT Nevada constitute the Company's Board of Directors.

DIT merged with Paramount to provide a wider shareholder base, which DIT believes is necessary to attract interest in the Company from the public at large and with potential investors in its stock.

The Company has never been involved in any bankruptcy, receivership or similar proceedings.

The Company's Business Strategy

DIT is engaged in the development, promotion and operation of its two Web-based businesses, Quote888.com and Mybiz888.com.

QUOTE888.COM

Quote888.com is a Web-based provider of finance-related information and services in a Chinese language environment (traditional Chinese only). As of December 2000, the site had approximately 2,000 registered users and generated monthly traffic in excess of eight (8) million hits and 900,000 page views. DIT expects growth to increase significantly as marketing of the site is implemented.

The Website

Quote888.com currently provides delayed and real-time stock quotes, financial data, news and commentary, company profiles, portfolio tools, message boards and simulated investment games. DIT is continually striving to expand the quality and scope of the services available on Quote888.com. DIT believes that such expansion will increase audience loyalty and create a sense of community, both of which are critical to Quote888.com's success. In order to maintain its objectivity, Quote888.com does not plan to make recommendations or render brokerage firm type advice to its customers. Key features of the site currently include the following:

Quotes. Quote888.com provides stock quotes from all major U.S. stock markets (the "Exchanges"). Delayed quotes are provided free of charge, while real-time quotes are provided for a monthly subscription fee. Other information offered free of charge include most active stocks, top percent gainers, top dollar amount gainers, bid and ask volume and market cap.

Research Tools. Quote888.com provides company profiles, earnings estimates, and key ratios and statistics such as Price/Earnings, Price/Sales, Price/Book, 52-week high/low, and bid and ask.

News and Commentary. Quote888.com provides continuously-updated financial news, translated from sources such as BusinessWire, PRNewswire, Associated Press and United Press International. DIT also creates proprietary content, including updated summaries of market activity, editorials and in-depth analysis.

Tools. Quote888.com offers a variety of proprietary tools. Interactive color charts provide real-time market index data from Dow Jones, NASDAQ and the S&P. Also offered are tools that chart a given stock on a two-year, one-year, six-month, three-month, one-week or intra-day basis. Advanced charting tools include Bollinger Bands and moving averages. Interactive and dynamically-updated portfolio tools are also available, which provide users with a customizable interface that can simultaneously track up to twenty-five (25) different stocks.

Community Tools. Quote888.com offers message boards and simulated investment games based on market rules governing such advanced activities and strategies as margins, short-selling and options-trading.

Revenue Generation Strategy for Quote888.com

DIT's revenue generation strategy for Quote888.com encompasses the following revenue streams:

Advertising Revenues. DIT believes that Quote888.com is an attractive medium for companies that desire access to a Chinese audience with an interest in financial matters. Advertisements are displayed on every page of Quote888.com. The following advertising options are currently available:

Run of Site. Run of site rotations are banner advertisements that rotate randomly throughout the Web site. They appeal to advertisers seeking to establish general brand recognition among Quote888.com's audience. Quote888.com's current CPM rates for run of site rotations range from $15 to $25 depending on length of contract and number of impressions purchased.

Static Advertisements. Static advertisements are banner advertisements that occupy specific locations and content pages, allowing advertisers even more targeted presence on the site. Quote888.com's current rates for static advertisements range from $2,000.00 to $8,000.00 per month.

Customized Sponsorships. Sponsorships allow advertisers to gain maximum exposure on the Web site by featuring customized "text links," "buttons" and "boxes." Advertisements can be placed in fixed positions within the Web site, and allow users to be transferred directly to the advertiser's site. Quote888.com offers sponsorship opportunities throughout the site for a monthly fee. Such opportunities also encompass such advertising components as general rotation or static banner advertisements.

Targeted Marketing. Quote888.com currently has 2,000 registered subscribers in its opt-in database. As this number grows, DIT will market products and services through the database on behalf of third party clients who desire access to Quote888.com's registered subscribers and who offer products and services that DIT believes are of interest to its subscribers.

Co-branding Opportunities. DIT is actively pursuing "co-branding" relationships with high traffic Web sites to produce and market co-branded content and/or tools with Quote888.com. DIT believes that such relationships will increase Quote888.com's user base, site traffic and brand awareness, and generate potential revenue-sharing opportunities. Co-branding partners currently include Sina.com, Yahoo!Chinese, ChineseMediaNet.com and e21Corp. (none of these arrangements presently involve revenue-sharing).

Software Licensing and Web-Hosting Services. DIT has a proprietary ownership interest in all of the software utilized and featured on Quote888.com. Accordingly, DIT is actively pursuing development, customization and Web-hosting relationships with companies that have a need for such software products and services. DIT is presently under negotiations with several such companies, but cannot provide any assurance that any relationships will be consummated.

Subscription-based Services and Tools. DIT is actively developing and otherwise seeking to expand Quote888.com's subscription-based services. Quote888.com currently offers real-time quotes for a monthly subscription fee.

On-line Financial Transaction Services. DIT is pursuing marketing alliances to direct or network customer transaction activity to third party providers in exchange for a referral fee.

Negligible revenue has been generated from the foregoing revenue streams and, except as stated, no agreements have been entered into in furtherance thereof.

MYBIZ888.COM

The Website

Mybiz888.com is a B2B provider of Web-related services and tools for the Chinese community. The services are designed to enable and enhance e-business, and include the following:

Incorporation and LLC Formation Services. Mybiz888.com offers fee-based incorporation and LLC formation services in all 50 states. In connection therewith, DIT has entered into an arrangement with Corporate Creations Enterprises, Inc., which performs all services required for incorporation and LLC formation and assumes all liability associated therewith.

Domain Name Registration Services. Mybiz888.com offers fee-based domain name registration services. DIT has contracted with Open SRS (a division of Tucows, Inc.) as its registrar of domain names.

Web-Hosting Services. Mybiz888.com offers fee-based Web-hosting services. All accounts are hosted on DIT servers, which are located at DIT headquarters in El Monte, California.

Web-Design and Development Services. Mybiz888.com offers Web design and development services for companies that desire to implement an e-business strategy or need to improve their existing Web technology. DIT employs an in-house Web design and programming team to perform all services associated with the foregoing.

Ebusiness Web Site Tools ("Web Site Tools"). Mybiz888.com offers user-friendly tools designed to increase Web site effectiveness and efficiency without the need for software, programming skills or hosting capacity. Each of the following tools are hosted on DIT's in-house servers:

Web-site Marketing Tools

(i) A banner exchange tool that facilitates the exchange of banner advertising among participating members. Banners are reviewed for unsuitable content.

(ii) An automated tool that submits Web sites to more than ten Chinese-related search engines, including Sina.com, Yahoo!Chinese, Kimo.com, Sohu.com, Yam.com, LycosAsia.com, and Excite.com (Chinese). A minimal amount of data entry is required and resubmission is automated.

(iii) A tool that allows a Web site to build and manage a customer information database and send e-mail newsletters and promotions through that database.

Web-site Enhancement Tools

(iv) A message board, customized for and integrated into a Web site.

(v) A customizable Web site counter that tracks and displays total page hits.

(vi) A polling tool that enables a Web site to conduct customizable on-line surveys and votes.

(vii) A customizable shopping cart that enables a Web site to accept product orders and credit card information through a secure Apache server. DIT utilizes Verisign's Secure ID encryption technology to ensure information security.

(viii) A customizable guestbook that collects visitor information and feedback from a Web site.

Web-site Management Tools.

(ix) A automatable tool that checks a Web site for broken links and images.

(x) A tool that analyzes a Web site for HTML Code errors.

(xi) A tool that checks a Web site for its download speed.

(xii) A tool that enables management of advertising on a particular Web site by tracking banner impression statistics.

(xiii) A tool that enables the creation of forms for feedback, questions and contact information.

Revenue Generation Strategy for Mybiz888.com

DIT's revenue generation strategy for Mybiz888.com encompasses the following revenue streams:

Advertising Revenues. DIT believes that Mybiz888.com is an attractive medium for companies that desire targeted access to a Chinese audience that are involved in e-business activities. Please refer to Quote888.com's Advertising Revenue section for further detail.

Targeted Marketing. Mybiz888.com currently has 500 registered subscribers in its opt-in database. As this number grows, DIT will market products and services through the database on behalf of third party clients that desire access to Mybiz888.com's registered subscribers and who offer products and services that DIT believes are of interest to its subscribers.

Co-branding Opportunities. DIT is actively pursuing "co-branding" relationships with high traffic Web sites to produce and market co-branded content and/or tools with Mybiz888.com. DIT believes that such relationships will increase Mybiz888.com's user base and brand awareness, and generate potential revenue-sharing opportunities. Co-branding partners for Mybiz888.com currently include Sina.com. (this arrangement does not involve revenue-sharing).

Web Development and Maintenance Services. DIT has the technical capability to provide Web-design, development and customization e-business solutions for companies wishing to implement or improve their existing Internet presence. Through Mybiz888.com, DIT is therefore pursuing relationships with companies that have Web-related technology needs for which DIT can provide solutions. DIT also has a proprietary ownership interest in all of the software utilized and featured on Mybiz888.com and is actively pursuing relationships with companies that have a need for such products and services. To date, DIT has entered into Web-site development and maintenance agreements with eChina.com, Inc. and Lasonic Electronics Corp.

Subscription-based Services and Tools. DIT is actively developing and otherwise seeking to expand Mybiz888.com's subscription-based services. Currently, except for tools (ii), (iv), (vi), (vii) and (ix), the Web site tools are available free of charge.

Marketing Strategy

DIT's success depends in great part on its ability to effectively market Quote888.com and Mybiz888.com. Due to limited resources, DIT's current marketing strategy consists of pursuing co-branding relationships with high traffic Web portals serving the Chinese community. Until DIT obtains sufficient funds to implement significant marketing campaigns, it will rely on other "cost effective" marketing programs such as customer referrals, e-mail marketing campaigns and free publicity.

Upon the availability of additional capital resources, DIT will initiate sustained off-line advertising campaigns for both Web sites, encompassing the following: (i) advertising in regional and national Chinese-language finance and business-oriented newspapers within the United States and Canada; (ii) advertising is regional and national Chinese-language finance and business-oriented magazines within the United States and Canada; (iii) regional television advertising within major United States and Canadian markets during highly-rated, business, finance and news-oriented Chinese-language programs; and (iv) regional radio advertising within major United States and Canadian markets during highly-rated, business, finance and news-oriented Chinese-language programs.

Material Agreements

DIT entered into a two (2) year distribution license agreement with S&P Comstock, Inc. on October 9, 2000 and corresponding vendor agreements with NYSE, NASDAQ and AMEX in order to receive delayed and real-time stock quotes for Quote888.com.

DIT entered into a one (1) year license agreement with Zacks Research Investment, Inc. on December 5, 2000 to receive certain data utilized in providing research material and analytical tools on Quote888.com.

DIT entered into a two (2) year distribution agreement with COMTEX News Network, Inc. on October 24, 2000 for the distribution of financial news on Quote888.com. Under the terms of the agreement, DIT may translate the content into Chinese and assumes responsibility for all translation errors.

DIT obtains most of the information on Quote888.com pursuant to these contractual agreements. DIT depends on these information providers to provide information and data feeds on a timely basis. DIT's Web sites could experience disruptions or interruptions in service due to any failure or delay in the transmission or receipt of this information. DIT's contracts with these information providers require monthly fees, as well as payments based on traffic volume. Fees associated with contracts based on volume will continue to increase over the foreseeable future as DIT realizes growth in the users and page views on its Web sites. As of the date hereof, DIT believes it has satisfactory relationships with its suppliers of market data, financial programming and e-business services.

Our Technology

DIT has developed and has exclusive ownership rights to all data-serving software utilized on Quote888.com and all e-business services software utilized on Mybiz888.com. All market data-serving software utilized in Quote888.com has been created by and is owned by DIT. All e-business services software utilized in Mybiz888.com has been created by and is owned by DIT. DIT is expanding its internal development to create new, and enhance existing services, tools and features for its Web sites.

Protection of Intellectual Property

DIT relies primarily on a combination of copyrightable interests in software and trade secret laws, our user policy and restrictions on disclosure to protect its intellectual property, such as content, trademarks, trade names, trade secrets, and technology. DIT enters into confidentiality agreements with its employees and consultants to control access to and distribution of its other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the content on its Web sites or other intellectual property without authorization. There can be no assurance that these precautions will prevent misappropriation or infringement of DIT's intellectual property. DIT's failure to protect its intellectual property in a meaningful manner could have a material adverse effect on its business and financial condition. In addition, DIT may need to engage in litigation in order to enforce its intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on DIT's business and financial condition.

DIT also licenses certain data and content from third parties. In these license agreements, the licensors have generally agreed to defend, indemnify and hold DIT harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. There can be no assurance that the outcome of any litigation between such licensors and a third party or between DIT and a third party will not lead to royalty obligations for which DIT is not indemnified or for which such indemnification is insufficient, or that DIT will be able to obtain additional licenses on commercially reasonable terms, if at all. In the future, DIT may seek to license additional technology or content in order to enhance current features on its Web sites or to introduce new services. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on DIT's business and financial condition.

There can be no assurance that infringement or other claims will not be asserted or prosecuted against DIT in the future, whether resulting from internally developed intellectual property or licenses, or content obtained from third parties. Any future assertions or prosecutions could materially adversely affect DIT's business and financial condition. Any such claims, regardless of merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require DIT to introduce new content or trademarks. Other adverse outcomes include the requirement to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and DIT's failure or inability to execute any of the aforementioned steps and/or other requirements in a timely manner, DIT's business and financial condition could be materially adversely affected.

Research and Development

To date, DIT has spent approximately $130,000.00 on product development. DIT's primary focus has been software development.

Employees and Consultants

As of January 1, 2001, there were ten (10) personnel dedicated to DIT's business, with five working in technical, product and content development, one in sales and marketing, two in customer support, and two in management and administration. DIT has also contracted with one consulting executive to advise in the management of DIT. DIT has never had a work stoppage and considers its employee relations to be good.

DIT believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of its key personnel. None of its personnel is bound by an employment agreement that prevents such person from terminating his or her relationship at any time for any reason. Competition for qualified personnel is intense, particularly in the Los Angeles, California area, where DIT's headquarters are located. There can be no assurance that DIT will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct its business in the future.

Reports to Security Holders

Following the effectiveness of this Form 10-SB, DIT will be subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, DIT will file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W. Washington D.C. 20549. The public may read and copy any materials filed by the small business issuer with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Risk Factors

Our Limited Operating History

DIT is at an early stage in its development, as its Web sites did not commence operation until Q4 2000. Accordingly, DIT has a limited history upon which an evaluation of its prospects can be made. DIT's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online services and commerce. To address these risks and uncertainties, DIT must, among other things, maintain and increase the number of registered users, increase its number of transactions, maintain and enhance its brand, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology, continue to enhance its Web site services to meet the needs of an evolving online market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate a qualified personnel. There can be no assurance that DIT will be successful in accomplishing and maintaining these things, and any failure to do so could have a material adverse effect on DIT's business and financial condition.

Our Reliance on Management

DIT is beginning to experience a period of considerable expansion and anticipates that further expansion will be required to address potential growth in its customer base and market opportunities. This expansion will place a significant strain on DIT's management, operational and financial resources. Because DIT has been in operation for less than a year, its employees and key personnel are relatively new and have not been fully integrated into the company. DIT expects to add additional key personnel in the near future.

DIT's performance is dependent on the continued services and on the performance of its management, officers and key personnel. The loss of the services of any of the foregoing could have a material adverse effect on DIT's business and financial condition. DIT does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. DIT's future success also depends on its ability to identify, attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, especially since many of these positions also required bilingual skills, and there can be no assurance that DIT will be able to successfully attract, integrate or retain sufficiently qualified personnel. In particular, DIT has encountered difficulty in attracting a sufficient number of qualified software developers for its Web sites who also have Chinese language skills, and there can be no assurance that DIT will be able to retain and attract such developers. The failure to retain and attract the necessary personnel could have a material and adverse effect on DIT's business and financial condition.

Furthermore, to manage the growth of its operations and key personnel, DIT will be required to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage its employee base. DIT will also be required to expand its finance, administrative and operations staff. DIT may also be required to enter into relationships with various strategic partners, Web sites and other online service providers and other third parties necessary to its business. There can be no assurance that DIT's current and planned personnel, systems, procedures and controls will be adequate to support its future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that management will be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. DIT's failure to manage growth effectively could have a material adverse effect on its business and financial condition.

Unpredictability of Future Revenue

DIT's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside its control. These factors include: (i) the early stage of development of its Web sites; (ii) the level of Web usage; (iii) traffic levels on the Web sites, which can fluctuate significantly due to various economic factors, including but not limited to, business and financial news events and volume and price volatility on the various securities exchanges; (iv) the demand for advertising on the Web sites as well as on the Web in general; (v) changes in Web advertising rates resulting from competition or other factors; (vi) DIT's ability to enter into, renegotiate or renew key agreements; (vii) the amount and timing of costs related to DIT's marketing efforts or other initiatives; (viii) fees DIT must pay for data feed and distribution or content agreements or other costs incurred by DIT as it expands its operations; (ix) new services introduced by DIT or its competitors; (x) competitive factors; (xi) technical difficulties or system downtime affecting the Web generally or the operation of DIT's Web sites; and (xii) economic conditions specific to the Web as well as general economic conditions.

Intense Competition for Internet-based Financial and Business Information and Services.

Many Web-based providers of financial and business information and services compete for the attention and spending of consumers and advertisers. DIT expects this competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. Quote888.com competes, indirectly and directly, for advertisers, users and content providers with many types of companies, including the following: (i) publishers and distributors of traditional media, including television, radio and print, such as CNN, CNBC, and The Wall Street Journal; (ii) general purpose consumer online services such as America Online and Microsoft Network; (iii) online services or Web sites targeted to business, finance and investing needs, such as MarketWatch.com, TheStreet.com, Ragingbull.com, SiliconInvestor.com, MoneyCentral.com, and Quicken.com; (iv) online services targeted to the needs of the Chinese community such as Quote123.com, Sina.com's finance channel, Yahoo's finance channel, LycosAsia and ChineseMediaNet.com; (v) off-line publishers and distributors of traditional media targeted at the Chinese community, including television, radio and print, such as Chinese World, Chinese Daily and KSCI (regional television) and NATV (regional television); (vi) providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, and Dow Jones Markets; and (vii) Web portals such as Excite, Inc., Infoseek Corporation, Lycos, Inc., Yahoo! Inc., and Netscape Communications Corporation. Mybiz888.com competes with such English-language online providers of similar services, including MyComputer.com, Microsoft BCentral, Bravenet.com, HitBox.com, Network Solutions and established software-based providers such as Microsoft, PeopleSoft and International Business Machines. Many of DIT's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than DIT. In addition, other online service providers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, certain of DIT's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than DIT or may try to attract traffic by offering services for free. Increased competition may result in reduce operating margins, loss of market share and diminished value of DIT's brand. There can be no assurance that DIT will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, DIT may, from time to time, make certain pricing, service and marketing decisions, or acquisitions that could have a material adverse effect on its business or financial condition. New technologies or the expansion of existing technologies may increase the competitive pressures on DIT by enabling DIT's competitors to offer lower-cost services. Any and all these events could have a material adverse effect on DIT's business and financial condition.

Risks Associated With Brand Development.

DIT believes that growing the strength of its brand names (Quote888.com and Mybiz888.com) is critical to achieving widespread acceptance of its Web sites within the Chinese community. Promoting and positioning the brand names will largely on the success of DIT's marketing efforts and the ability of DIT to provide high quality services and products. In order to promote its brands, DIT will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expense incurred by DIT in building its brands. Further, there can be no assurance that any new users to either Quote888.com or Mybiz888.com will utilize the services provided therein on a regular basis. IF DIT fails to promote and maintain its brands or incurs substantial expenses in an attempt to promote and maintain its brands or if DIT's existing or future strategic relationships fail to promote its brands or increase brand awareness, DIT's business and financial condition will be adversely affected.

Need to Establish and Maintain Strategic Relationships With Other Sites.

DIT expects to depend on establishing and maintaining licensing, co-brand and revenue-sharing relationships with high-traffic Web sites. Currently, such relationships do not account for a significant portion of traffic or revenues from either Web site. However, increasing the number of these relationships is a key element of DIT's strategic plan, and DIT may not be able to enter into such relationships on commercially reasonable terms or at all. Even if DIT enters into relationships with these Web sites, it may not realize additional users or revenues from these relationships. Additionally, many companies DIT may pursue for a strategic relationship also offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with DIT. DIT's business and financial condition could be adversely affected if it does not establish and maintain additional strategic relationships on commercially reasonable terms or if the strategic relationships do not result in increased use of DIT's Web sites or additional revenues.

Risk of Capacity Constraints

DIT expects the number of users on its Web sites to experience continued increases over time as it seeks to further increase its user base. Therefore, the Web sites must accommodate a high volume of traffic and deliver frequently updated information. The Web sites may experience slower response times or other problems for a variety of reasons. Any system interruptions that result in the unavailability of its services or reduced activity would diminish DIT's attractiveness as a source of information and services. DIT has experienced periodic system interruptions, which it believes will continue from time to time. Any substantial increase in the volume of traffic on DIT's Web sites will require DIT to upgrade its technology, processing systems and network infrastructure. There can be no assurance that DIT will be able to accurately project the timing of increases, if any, in the use of its Web site services or timely expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner. Any failure to expand or upgrade its systems could have a material adverse effect on its business and financial condition. Additionally, any failure by DIT to add additional software and hardware or to develop and further upgrade its existing technology or network infrastructure to accommodate increased traffic or increased transaction volume or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on the Web sites, and delays in reporting accurate information. Furthermore, although DIT works to prevent unauthorized access to its data, it is impossible to completely eliminate this risk. There can be no assurance that DIT will be able to timely and effectively upgrade and expand its systems or to integrate smoothly any newly developed or purchased technologies with its existing systems. Any inability to do so would likely have a materially adverse effect on DIT's business and financial condition.

Risk of System Failures

DIT's success depends on the efficient and uninterrupted operation of its computer and communications systems and that of any third party providers of such systems. DIT also depends on information providers to provide information and data feeds on a timely basis. The Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, DIT's users depend on Internet service providers, online service providers and other Web site operators for access to its Web sites. These systems and operators are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, break-ins, sabotage, intentional acts of vandalism and similar events. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to DIT's systems in the future. DIT does not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of services and does not carry sufficient business interruption insurance to compensate it for any losses that it may incur. These types of occurrences could cause users to perceive the Web sites as not functioning properly and therefore cause them to use other methods to obtain their business and financial information and services. In the case of repeated or persistent system failures, DIT's reputation and name brand could be materially adversely affected. Although DIT has implemented certain network security measures, its servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to render services, any and all of which could have a material adverse effect on DIT's business and financial condition.

Risks Related to Our Industry

Governmental Regulation and Legal Uncertainties.

DIT is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet Service Providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. The nature of any proposed legislation and the manner in which it is enforced cannot be fully determined and, therefore, legislation and its potential interpretation by the courts, including the Supreme Court of the United States, could subject DIT or its customers to potential liability, which in turn could have an adverse effect on DIT's business and financial condition. The adoption of any such laws or regulations might also decrease the growth of Internet use, which in turn could reduce the demand for DIT's services and products or increase the cost of doing business or in some other manner has a material adverse effect on DIT's business and financial condition. In addition, applicability to the Internet of existing laws governing such issues as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any new laws or regulations relating to the Internet or the imposition of applicable existing laws or regulations to the Internet could adversely affect DIT's business and financial condition.

Internet Security Concerns Could Hinder Commerce.

The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. DIT relies on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptology, or other events or developments will not result in a compromise or breach of the technology used by DIT to protect consumer transaction data. If any such compromise or breach of the technology used by DIT were to occur, it could have a material adverse effect on DIT's reputation and, therefore, on its business and financial condition. Furthermore, a party who is able to circumvent DIT's security measures could misappropriate proprietary information or cause interruptions in DIT's operations. DIT may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of DIT involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage DIT's reputation and expose DIT to a risk of loss or litigation and possible liability. DIT's insurance policies carry low coverage limits, which may not be adequate to reimburse DIT for losses caused by security breaches. There can be no assurance that DIT's security measures will prevent security breaches or that failure to prevent security breaches will not have material adverse effect on DIT's business and financial condition.

Storage of Personal Information About Our Users.

DIT has a privacy policy displayed on its Web sites. It is DIT policy not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy is accessible to users of DIT's services when they initially register. Despite this policy, however, if third persons are able to penetrate DIT's network security or otherwise misappropriate user personal information or credit card information, DIT could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. DIT could incur additional expenses if new regulations regarding the use of personal information are introduced or if agencies such as the Federal Communications Commission elects to investigate the privacy practices of online service providers.

Liability for Information Displayed on Our Websites.

The law relating to the liability of online services companies for information carried on or disseminated though their services is currently unsettled. DIT may be subjected to claims, under the laws of the United States or under the laws of foreign jurisdictions, for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement or based on other theories relating to the nature and content of the services and information disseminated on DIT's Web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. DIT may also be subjected to claims based upon the content that is accessible from its Web sites through links to other Web sites. DIT's insurance policies may not adequately protect against these types of claims. There can be no assurance that one or more of the above will not have a material adverse effect on DIT's operations and, consequently, on DIT's business and financial condition.

Risk Associated With International Operations

A possible component of DIT's future strategy is to expand internationally into markets such as Taiwan, China, Hong Kong and Singapore. Expansion into these markets will require management attention and resources. DIT currently has no experience in localizing its service, and DIT believes that many of it competitors are also undertaking expansion into these markets. There can be no assurance that DIT will be successful in expanding into these markets. In addition to the uncertainty regarding DIT's ability to generate revenues from foreign operations and expansion of its international presence, there are certain risks inherent in doing business on an international basis, including among others, regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivables, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of DIT's international operations. To the extent DIT expands its international operations and has additional portions of its international revenues dominated by foreign currencies, DIT could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on DIT's future international operations and, consequently, on DIT's business and financial condition.

Item 2: Management Discussion and Analysis or Plan of Operation

During Fiscal Year 2000 (ending September 30, 2000), DIT's operating activities consisted largely of developing Mybiz888.com and Quote888.com, along with the systems and infrastructure necessary to support them. In light of the fact that DIT has not generated significant revenue or incurred significant costs, and due to its extremely limited operating history, prior year comparisons of DIT's financial results are neither possible nor would they be indicative of future performance.

Mybiz888.com was the only Website in operation during Fiscal 2000 and was the only source of revenue for DIT. Revenues of $2,697.00 were allocated as follows: $2,250.00 for Web development services; $170.00 for domain name registration services; and $277.00 for e-business tools.

DIT has incurred significant costs to date in connection with the creation and development of Quote888.com and Mybiz888.com. These costs include purchases of computer hardware and software, the hiring of programmers, software developers, translators, executive management, strategic and legal consultants, sales personnel, accounting personnel and administrative support. DIT's spending has been focused on building brand awareness and providing customers of Quote888.com and Mybiz888.com with quality finance and e-business content and services. As a result, DIT has incurred net losses since its inception. DIT expects these net losses, as well as negative cash flow from operations, to continue for the foreseeable future as DIT plans to substantially increase its operating and capital expenditures in order to continue building traffic and brand awareness for its Web sites. Present potential sources of revenue from Quote888.com include advertising sales, subscription fees, software licensing, content licensing and transaction fees. For Mybiz888.com, DIT's sources of revenue include advertising sales, subscription and transaction fees, Web hosting, and Web site development and maintenance.

During the next twelve months, DIT's primary focus will be on the continued development of its Web sites and their corresponding revenue streams, and on the implementation of a multi-dimensional marketing strategy in support thereof. Although DIT expects to continue incurring net losses for the foreseeable future, DIT plans to execute on the aforementioned goals, which are designed with an objective of achieving profitable operation. However, DIT cannot give any assurance that it will achieve such an objective.

DIT's management estimates the following revenue streams for Quote888.com during the next twelve months:

<table>

<tr>
Quote888:
Subscription Fees	$ 80,000.00
Content Licensing Fees	192,000.00
Software Licensing Fees	300,000.00
Advertising Sales	144,000.00
Transaction Fees	0.00

</table>

Quote888.com currently offers premium subscription services for real-time quotes at $9.99 per month. DIT plans to develop and make available additional subscription-based services on an ongoing basis. Management estimates that 25% of its registered users (currently numbering 2,000) will purchase subscription-based services. Subscription-based registered users of Quote888.com are expected by management to grow at a rate of 20% per month over the course of the next twelve months.

Quote888.com plans to license its proprietary content to Chinese-language Web sites, with fees currently ranging from $3,000.00 to $5,000.00 per month, based on the content being licensed and the terms of the agreement. Depending on the success of its sales and marketing efforts, management projects that DIT will enter into less than one such agreement per month over the course of the next twelve months.

Management plans to license its software applications for Quote888.com to other finance-oriented Web sites beginning March 2001. Licensing fees will range from $2,000.00 to $10,000.00 per month, depending on the software being licensed and the terms of the agreement. Depending on the success of its sales and marketing efforts, management projects that DIT will enter into approximately two such agreements per month over the course of the next twelve months.

Management plans to generate revenue from banner advertising beginning March 2001, with CPM rates ranging from $15.00 to $25.00 for rotating banners, $2,000.00 to $8,000.00 per month for static advertising, and customized pricing for sponsorships. Management also plans to introduce targeted database marketing but has not yet formulated a price structure. Depending on the success of DIT's sales and marketing efforts, and based on the continued growth of its site traffic and registered user base, management expects revenues from banner advertising and target marketing through Quote888.com to increase from $3000.00 to $27,000.00 per month over the course of the next twelve months.

Management does not currently consider revenues from transaction fees to be a material part of its business and does not expect to generate revenues through this stream during the next twelve months.

DIT's management estimates the following revenue streams for Mybiz888.com during the next twelve months:

<table>

<tr>
Mybiz888.com:
Incorporation Services	$ 10,000.00
Domain Name Registration	35,000.00
Web-Site Hosting	12,000.00
E-Business Tools	55,200.00
Advertising Sales	10,000.00
Web-development services	120,000.00

</table>

Management projects that its agreement with Sina.com to promote Mybiz888.com on its business channel (business.sina.com) and on a co-branded channel (mybiz888.sina.com) will lead to modest growth in the utilization of Mybiz888.com. DIT also plans to launch a educational marketing plan regarding the utility of Mybiz888.com, which management expects to generate additional growth for the site.

Management expects between 20 and 50 new subscribers for each of the following subscription-based e-business tools at the following rates:

<table>

>tr>
Customizable message boards	$19.95 per month
Shopping cart	$39.95 per month
Search engine submission boards	$9.95 per month
Polling tool	$14.95 per month
Bad link repair tool	$19.95 per month

</table>

DIT does not currently charge a fee for the other ebusiness Web site tools available on Mybiz888.com.

Management expects to incorporate no more then twenty businesses during the next twelve months at rate of $500.00 per incorporation or LLC formation.

Management expects to register 1,000 domain names during the next twelve months at a rate of $35.00 per registered domain name. With the expansion of domain names into foreign languages such as Chinese, management believes that the market for domain name registration services remains strong.

Management expects to register 50 Web-hosting clients during the twelve months at a rate of $19.95 per month.

Management does not expect more than modest revenue from advertising sales on Mybiz888.com because, as a B2B service site, it is not designed to generate high traffic levels or, consequently, advertising sales. Because Mybiz888.com's registered user database is relatively small, management does not believe that targeted marketing will generate significant revenues during the next twelve months.

Management believes that Mybiz888.com will generate the majority of its revenue during the next twelve months from providing Web development and maintenance services. Management expects to enter into between twelve and fifteen Web site development and maintenance service contracts during the next twelve months at a rate of between $5,000.00 and $10,000.00 per project. Maintenance services will generally be provided for approximately $500.00 per month. DIT will not only pursue such contracts with Chinese-oriented businesses but with any business that requires technology-based services that DIT can provide. Management believes in the continued growth of the Web as a medium for business and commerce and, accordingly believes in the continued growth in demand for Web-based technology.

Management estimates that its current monthly expenditure rate of $42,000.00 per month will increase during the next twelve months to $182,000.00 per month. Salaries of engineers and other technical personnel will continue to comprise a significant percentage of this amount. Marketing expenses are budgeted to increase to $95,000.00 and expenses related to co-branding agreements are expected to be $9,820.00. Management expects to hire three (3) marketing professionals during the next twelve months.

DIT has outstanding loans in the amount of $160,000.00. These loans are repayable on June 30, 2001, and bear interest at 8% per annum. If DIT is unable to repay these loans, they are convertible to common shares at a rate of 1.00 per share.

DIT is currently raising $750,000.00 in additional capital through a Regulation D, Rule 504 offering at a per share price of $1.00. To date, $155,000.00 has been raised. Management expects to close the offering on March 15, 2001. These funds should enable the DIT to meet its obligations for Fiscal 2001. Management estimates that, without additional capital, it can meet its obligations until March 31, 2001.

If DIT is unable to raise additional capital, it will need to significantly curtail its marketing plan and plan to hire additional employees. Its monthly expenditure rate would thereafter be reduced to $45,000.00, with projected revenues in April at $58,000.00. This level of revenue may be adversely impacted by the lack of advertising and marketing, whereupon DIT may be dependent upon further capital infusion.

Item 3. Description of Property

DIT owns no real estate and maintains its executive offices at 9420 Telstar Avenue, Suite 211 El Monte, CA 91731, which premises have 2,085 square feet and have been leased for two (2) years by DIT, ending May 31, 2002.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Securities Ownership of Certain Beneficial Owners and Management



<TR>
Title of Class	Name and Address of Beneficial	Amount and Nature of	Percent of Class
Common	Richard Manley	900,000	7.6%
Common	Joseph Puglia	750,000	6.3%
Common	Glen Watson	900,000	7.6%
Common	Kenneth Yeh	5,864,700	49.7%
Common	Greg Amor	375,000	3.2%
Common	J. Frank Callaghan	375,000	3.2%
Common	Amitesh Damudar	869,800	7.4%
Common	Eric Lo	205,000	1.7%
Common	Qingkuang Yang	205,000	1.7%
Common	Officers and Directors, as a	6,649,700	56.4%



DIT is unaware of any arrangements at this time that would result in a change of control.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Set forth below are the names, ages, positions and business experience of the executive officers and directors of DIT. All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. No family relationship exists between the executive officers and directors of the Company.

Kenneth Yeh, President, Secretary and Chairman of the Board, age 25, has been involved with the Company since its inception. From October 1999 to August 2000, Mr. Yeh was a principal engineer at Mariner Networks, Inc., a network software company engaged in the development of broadband access concentrators for wide area networking (WAN) communities, which provides mid-sized companies with economically viable access to broadband services. Its products, sold to OEMs, service providers and end-users through offices in the United States and Europe, allow integration of voice, data and video networks onto a single WAN backbone. From July 1997- October 1999, Mr. Yeh served as a senior software engineer at Nortel Networks, Inc., a global leader in telephony, data, wireless and wireline solutions for the Internet. Mr. Yeh holds a B.S. degree in Computer Science & Engineering from the University of California, Los Angeles (1997) and an M.S. in Computer Science (Software Engineering) from the University of Southern California (1999).

Greg Amor, Chief Financial Officer, age 44, resigned from his position as Secretary and Director on October 15, 2000. Mr. Amor is an experienced venture capitalist and has been a director or senior officer of numerous public companies since 1985. From January 1997 to the present, Mr. Amor has served as President of Resource Management, Ltd., in which capacity he provides administrative, accounting and management-related consulting services. From March 2000 to August 2000, Mr. Amor also served as Chief Financial Officer of Light Management Group Inc., a publicly-traded company engaged in the development of an acoustic-laser switch for fiber optic cable communications. Mr. Amor has also served as a director with Okak Bay Resources, Ltd. (February 1996-March 2000), Golden Cariboo Resources, Ltd (April 1997-present) and Double Creek Mining, Ltd (March 1987-present), each of which are engaged in mineral resource exploration in Canada and are publicly traded on the CDNX. Mr. Amor holds a Licenciate in Accounting degree and the professional designation of Chartered Accountant.

Qingkuang Yang, Director, age 28, has been involved with the Company since its inception. Mr. Yang previously served as a software engineer for Unlocked, Inc., an Internet-based provider of e-commerce solutions, Web site design and database integration services (August 1998- August 1999). Mr. Yang has subsequently been responsible for the design and site architecture of several well-known Asian Internet sites. His repository includes an Internet-based Asian financial information provider, ChuMD.com (http://www.chumd.com), an on-line medical and healthcare information and services company serving the global Chinese community, and DocFoot.com (http://www.docfoot.com), a podiatrist web-site. Mr. Yang holds a B.S. in Computer Science from Western Michigan University (1998).

Eric Lo, Director, age 25, has been involved with the Company since its inception. Mr. Lo previously served as a senior software engineer at Nortel Networks form May 1998-March 2000, in which capacity he was responsible for the design and development of digital communications systems. Nortel Networks is a global leader in telephony, data, wireless and wireline solutions for the Internet. Mr. Lo holds a B.S. degree in Computer Science from the University of California, Los Angeles (1998).

Item 6. Executive Compensation

Greg Amor, DIT's Chief Financial Officer, entered into a one-year employment agreement, dated October 15, 2000, pursuant to which he will receive an annual salary of $60,000.00 as compensation for his services.

Since June 1, 2000, Ken Yeh has received an annual salary of $70,000.00, and serves without an employment agreement.

No other Officers or Directors received compensation during the period ending September 30, 2000.

Item 7. Certain Relationships and Related Transactions

None.

Item 8. Description of Securities

The authorized capital stock of DIT is 100,000,000 shares, divided into 70,000,000 common shares with a par value of $0.001 per share and 30,000,000 preferred shares. As of November 30, 2000, a total of 11,800,000 common shares were issued and outstanding. A description of the common share rights is set forth below:

Change in Control Provisions

Article VI of DIT's Articles of Incorporation requires an affirmative vote by at least three-quarters of the value of its shares or a class of shares or of its creditors to approve a proposed reorganization between DIT and its creditors or any class of creditors, or between DIT and its shareholders or any class of shareholders.

Article II Section 5 of DIT's Bylaws allows the Board of Directors to close the stock transfer books for up to sixty (60) days for the purpose of determining who is entitled to receive notice of any meeting of shareholders or any adjournment thereof, vote at any meeting, any dividends, or to receive the allotment of rights for the purpose of making necessary determinations in connection with a change or conversion or exchange of capital stock.

Takeover provisions

There are no anti-takeover provisions in DIT's Articles of Incorporation or its Bylaws.

Voting Rights: Each common share shall have one (1) vote on all matters coming before meetings of shareholders and there shall be no preference or limitation or restrictions thereon beyond those required by law, or by written agreement of all shareholders.

Dividends: DIT may pay dividends declared in cash, in property, in obligations of DIT or in shares of the capital stock.

Preemptive rights: There are no preemptive rights for holders of common or preferred stock.

DIT is authorized to issue preferred shares, although none have been issued at this time. While DIT is allowed to establish specific rights as to any preferred shares, it has not done so, and has no plans to establish such rights at this time.

PART II

Item 1. Market Price of and Dividends on the Issuer's Common Equity and Other Shareholder Matters.

The Issuer's stock is currently not traded on any public trading markets.

Other than the Notes referenced in the Audited Financial Statements of DIT Ventures, Inc., Note 5, there are no shares that are subject to outstanding options or warrants to purchase, or securities convertible into common shares or equity

There are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Issuer has agreed to register under the Securities Act for sale by security holders.

There are no shares that are being or have been proposed to be publicly offered by the Issuer, the offering of which could have a material effect on the market price of the Issuer's common equity.

There are currently approximately 302 holders of DIT's common stock.

DIT has not paid out any dividends to shareholders in the past two years. There are no restrictions that would limit the ability of DIT to pay dividends on common equity. DIT does not anticipate paying dividends for the foreseeable future.

Item 2. Legal Proceedings.

DIT knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated. There are no unsatisfied judgments against DIT.

Item 3. Changes in and Disagreements with Accountants.

Not applicable.

Item 4. Recent Sales of Unregistered Securities

None.

Item 5. Indemnification of Directors and Officers.

Section 561 of the Michigan Compiled Laws, Corporation Act, states as follows:

Sec. 561. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

PART F/S

The following financial statements are attached hereto and incorporated herein by this reference:

(i) Audited Financial Statements of DIT Ventures, Inc. (DIT Nevada) as at September 30, 2000, for the period from June 1, 2000 (date of incorporation) to September 30, 2000.

PART III

The following exhibits are filed as a part of this Registration Statement:

ExhibitDescriptionPage of this Form 10-SB

Number

------------------------------------------------------------------------------------------------------------

<table>

<tr>
Articles of Incorporation	17
By-Laws	36
Employment Contract with Greg Amor	54
Agreement and Plan of Merger	64
Consents of Accountants and Counsel	64
Opinion regarding Legality	75
Additional Exhibits: Financial Statements listed in Part F/S above	80

</table>

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIT VENTURES, INC.

Date: February 2, 2001

/s/ Kenneth Yeh

President, Chairman of the Board